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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
                    Amendments Thereto Pursuant to 13d-2(a)
                               ----------------
                          Signature Brands USA, Inc.
                               (Name of Issuer)
                               ----------------
                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)
                                ---------------
                                  82667N 10 1
                     (CUSIP Number of Class of Securities)
                               ----------------
                             David C. Fannin, Esq.
                              Sunbeam Corporation
                            Java Acquisition Corp.
                          1615 South Congress Avenue
                                   Suite 200
                          Delray Beach, Florida 33445
                           Telephone: (561) 243-2100
                           Facsimile: (561) 243-2100
          (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)

                                   Copy to:
                             Blaine V. Fogg, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue,
                           New York, New York 10022
                           Telephone: (212) 735-3000
                           Facsimile: (212) 735-2000

                               February 28, 1998
      (Date of Event Which Requires Filing of Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]
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CUSIP No. 82667N 10 1               13D                       Page 2 of 7 Pages
----------------------                                        -----------------

    NAMES OF REPORTING PERSONS
1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Java Acquisition Corp.  (Employer Identification Number Applied For)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  /_/ (b)  /_/

3   SEC USE ONLY

4   SOURCE OF FUNDS
             AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                          /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                           7     SOLE VOTING POWER
                                 None
          NUMBER OF
           SHARES          8     SHARED VOTING POWER
        BENEFICIALLY             4,818,919 (See Item 5)
          OWNED BY         9     SOLE DISPOSITIVE POWER
            EACH                 None
          REPORTING       10     SHARED DISPOSITIVE POWER
           PERSON                None
            WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,818,919  (See Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             52.46%

14  TYPE OF REPORTING PERSON
             CO



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CUSIP No.   82667N 10 1             13D                       Page 3 of 7 Pages
-----------------------                                       -----------------

    NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
              Sunbeam Corporation  (I.R.S. IDENTIFICATION NO: 25-1638266)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  /_/ (b)  /_/

3   SEC USE ONLY

4   SOURCE OF FUNDS
             BK / OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                             7   SOLE VOTING POWER
                                 None
          NUMBER OF          8   SHARED VOTING POWER
           SHARES                4,818,919 (See Item 5)
        BENEFICIALLY         9   SOLE DISPOSITIVE POWER
          OWNED BY               None
            EACH            10   SHARED DISPOSITIVE POWER
          REPORTING              None
           PERSON
            WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,818,919  (See Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             52.46%

14  TYPE OF REPORTING PERSON
                CO



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Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Shares"), of Signature Brands USA, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 7005 Cochran Road, Glenwillow, Ohio 44139.

Item 2.  Identity and Background.

     (a) - (c), (f) This Statement is being filed by Sunbeam Corporation, a Delaware corporation ("Parent") and Java Acquisition Corp., a Delaware corporation and a wholly owned indirect subsidiary of Parent ("Purchaser"). The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and Purchaser" of Purchaser's Offer to Purchase, dated as of March 6, 1998, a copy of which is attached hereto as Exhibit (1) (the "Offer to Purchase"), is incorporated herein by reference.

     (d) - (e) During the past five years, neither Purchaser or Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase incorporated herein by reference, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Purchase Agreement, dated as of February 28, 1998 (the "Stock Purchase Agreement"), among Purchaser and the other parties named therein (the "Sellers"), Sellers have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from Sellers, at a purchase price of $8.25 (or such higher price which is paid in the offer being made by the Purchaser to acquire all outstanding Shares pursuant to the Offer to Purchase (the "Offer")),an aggregate of 4,818,919 Shares owned by Sellers. The total amount of funds required by Purchaser to purchase the 4,818,919 Shares being sold by Sellers, based on a purchase price of $8.25 per Share, is $39,756,082. The Stock Purchase Agreement provides that a Seller may tender the Seller's Shares into the Offer and that such tender will satisfy Seller's obligation to sell, and Purchaser's obligation to buy, Seller's Shares. For information regarding the Purchaser's source of funds for the purchase of the Shares, see "Section 10 - Source and Amount of Funds" of the Offer to Purchase which is incorporated herein by reference.

Item 4.  Purpose of the Transaction.

     (a) - (g), (j) The Stock Purchase Agreement was entered into in connection with the Agreement and Plan of Merger, dated as of February 28, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company.

The Merger Agreement provides for Parent and Purchaser to make the Offer and for the merger of Purchaser with and into the Company (the "Merger"). The purpose of the Stock Purchase Agreement, the Offer and the Merger is to enable Parent through Purchaser to acquire control of, and the entire equity interest in, the Company. See information set forth in the "INTRODUCTION," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements;" "Section 12 -- Plans for the Company; Other Matters" and "Section 13 - Dividends and Distributions" of the Offer to Purchase which is incorporated herein by reference.

     (h) - (j) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     Except as set forth in this Item 4, neither Parent or Purchaser nor, to the best of their knowledge any person listed on Schedule I to the Offer to Purchase which is incorporated by reference herein, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

     (a) By reason of the execution of the Stock Purchase Agreement pursuant to which Sellers have agreed to sell, and Purchaser has agreed to purchase from Sellers, an aggregate of 4,818,919 shares, Purchaser may be deemed the beneficial owner (and Parent the indirect beneficial owner) of 4,818,919 Shares, which represent 52.46% of the total number of Shares reported by the Company to be outstanding as of March 4, 1998. The Stock Purchase Agreement provides that the closing of the purchase of the Shares will occur on the earlier of (i) the first business day after the purchase of Shares by Purchaser pursuant to the Offer or (ii) if the Offer has terminated or expired, such date as Purchaser may specify to Sellers. Under the Stock Purchase Agreement, a Seller may tender the Seller's Shares into the Offer and such tender will satisfy the Seller's obligation to sell, and the Purchaser's obligation to buy, Seller's Shares. The closing under the Stock Purchase Agreement is subject to the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements
Act of 1976, as amended, and the satisfaction of certain other conditions customary to transactions of the nature contemplated by the Stock Purchase Agreement.

     In addition, each of the Sellers granted to Purchaser an irrevocable proxy to vote Seller's Shares (i) in favor of approval of the Merger, (ii) against any action or agreement that would result in a material breach of the Merger Agreement and (iii) against any action or agreement that would impede, interfere with or discourage the Offer or the Merger.

     Except as set forth in response to this Item 5(a), neither Parent or Purchaser nor, to the best of their knowledge, any person listed on Schedule I to the Offer to Purchase which is incorporated by reference herein presently beneficially owns any Shares.

     (b) Except as set forth above in paragraph (a) of this Item 5 with respect to the irrevocable proxy granted to Purchaser by Sellers for an aggregate of 4,818,919 Shares, neither Parent or Purchaser nor, to the best of their knowledge, any person listed in Schedule I to the Offer to Purchase, which is incorporated by reference herein, presently has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any Shares that may be deemed beneficially owned by Parent or Purchaser.

     (c) Except for the execution of the Stock Purchase Agreement and the Merger Agreement, neither Parent or Purchaser nor, to the best of their knowledge, any person listed in Schedule I to the Offer to Purchase, which is incorporated by reference herein, has effected any transactions in the Shares during the past 60 days.

     (d) - (e) Inapplicable

Item 6.  Contracts, Arrangements, Understandings or

         Relationships With Respect to Securities of the Issuer.

     The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Parent and Purchaser," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section 12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

         (1)      Offer to Purchase dated March 6, 1998.

         (2) Agreement and Plan of Merger, dated as of February 28, 1998, by and among Sunbeam Corporation, Java Acquisition Corp. and Signature Brands USA, Inc..

         (3) Stock Purchase Agreement, dated as of February 28, 1998, by and among Java Acquisition Corp., and the other parties named therein.


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                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1998
                                            JAVA ACQUISITION CORP.


                                            By: /s/ David C. Fannin
                                                --------------------------------
                                            Name:   David C. Fannin, Esq.
                                            Title:  Executive Vice President and
                                                      General Counsel



                                            SUNBEAM CORPORATION


                                            By: /s/ David C. Fannin
                                                --------------------------------
                                            Name:   David C. Fannin, Esq.
                                            Title:  Executive Vice President and
                                                      General Counsel

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                                 EXHIBIT INDEX

   Exhibit
    Number     Exhibit
     (1)       Offer to Purchase dated March 6, 1998.
     (2)       Agreement and Plan of Merger, dated as of February 28, 1998, by and among Sunbeam Corporation, Java Acquisition Corp. and
               Signature Brands USA, Inc..
     (3)       Stock Purchase Agreement, dated as of February 28, 1998, by and among Java Acquisition Corp., and the other parties named therein.